EXHIBIT 22.1
Subsidiaries of Registrant

Subsidiaries of ALL Energy Corporation:

-	ALL Energy Company, a Delaware corporation.
-	ALL Fuels - Steamboat Rock, LLC, an Iowa limited liability company.
-	AFSE Enzyme, LLC, a Florida limited liability company.
-	ALL Fuels - Jefferson, LLC, a Wisconsin Iowa limited liability company.

- ALL Fuels - Rosholt, LLC, a South Dakota limited liability company.